SEC Mail Processing Section

FEB 29 2008

Washington, DC 101

UNITED STATES
SECURITIES AND EXCHANGE COM
Washington, D.C. 20549

08028043

ROVAL
3235-0123
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ANNUAL AUDITED REP...
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43174

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SUSQUEHANNA CAPITAL GROUP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 CITY LINE AVENUE SUITE #220
(No. and Street)

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

BALA CYNWYD (City) PA (State) 19004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN SULLIVAN 610-617-2635
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRIAN SULLIVAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUSQUEHANNA CAPITAL GROUP, as of DECEMBER 31, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

TREASURER

Title

2/25/08

Notary Public

NOTARIAL SEAL
A. DiSANTO-MATZIK, Notary Public
Merion Twp., Montgomery County
Commission Expires April 21, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Susquehanna Capital Group

(a general partnership)

Statement of Financial Condition

December 31, 2007

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Partners of
Susquehanna Capital Group

We have audited the accompanying statement of financial condition of Susquehanna Capital Group as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Susquehanna Capital Group as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 27, 2008

SUSQUEHANNA CAPITAL GROUP
(a general partnership)

STATEMENT OF FINANCIAL CONDITION
(dollars in thousands)

December 31, 2007

ASSETS	
Cash	$ 5
Receivable from clearing brokers	559,044
Securities owned - at market value	3,880,914
Accrued trading receivable	2,942
Receivables from affiliates	9,920
Exchange memberships - at fair value (cost, $194)	963
Investments in securities - at fair value (cost, $913)	7,293
Fixed assets (net of accumulated depreciation of $1,499)	641
Other assets	199
Total assets	**$4,461,921**
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities:	
Payable to clearing brokers	$ 3,026
Securities sold, not yet purchased - at market value	3,865,419
Bond interest payable	691
Accrued trading payable	4,158
Payable to affiliates	6,819
Accrued compensation	32,391
Accrued guaranteed payments to Partners	5,267
Accrued expenses and other liabilities	294
Total liabilities	3,918,065
Partners' capital	543,856
Total liabilities and Partners' capital	**$4,461,921**

See Notes to Statement of Financial Condition

(dollars in thousands)

1. ORGANIZATION:

Susquehanna Capital Group (the "Company"), a Delaware general partnership, is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and the Financial Industry Regulatory Authority ("FINRA"). The Company trades for its own account as a dealer and market-maker on the principal United States securities exchanges. The Company is owned 99.9% by Susquehanna International Group, LLP ("SIG") and 0.1% by SIG Holding, LLC.

2. SIGNIFICANT ACCOUNTING POLICIES:

The Company records transactions in securities and options and the related revenue and expenses on a trade-date basis.

The Company maintains its cash in a deposit account which, at times, may exceed federally insured limits.

No provision for federal or state income taxes has been made since, as a partnership, the Company is not subject to those income taxes. The Company is subject to local taxes. The Company's income or loss is reportable by its Partners on their respective tax returns.

In September 2006, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. This Statement is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

3. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED:

Securities owned and securities sold, not yet purchased, are summarized as follows:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$3,131,462	$3,354,696
Debt securities	451,329	343,233
Options	298,123	167,490
	$3,880,914	$3,865,419

(dollars in thousands)

Securities owned or securities sold, not yet purchased, traded on a national securities exchange are valued at the last reported sales price on December 31, 2007. Options owned or options sold, not yet purchased, are valued at the mean between the last bid and the last ask prices on December 31, 2007.

Subsequent market fluctuations may require purchasing the securities sold, not yet purchased, at prices which differ from the market value reflected on the statement of financial condition.

4. RECEIVABLE AND PAYABLE TO CLEARING BROKERS AND CONCENTRATION OF CREDIT RISK:

The clearing and depository operations for the Company's security transactions are provided by various brokers.

At December 31, 2007, substantially all of the securities owned and securities sold, not yet purchased, and the amount receivable from and payable to the clearing brokers reflected in the statement of financial condition are security positions with and amounts due from and to these clearing brokers. The securities serve as collateral for the amount payable to the brokers. The clearing brokers have the right to sell or repledge this collateral, subject to the clearing agreements with the Company. Additionally, investments in securities and securities sold, not yet purchased, are subject to margin requirements.

5. RELATED PARTY TRANSACTIONS:

The Company is affiliated through common ownership with Susquehanna Business Development, Inc. and Waves Licensing, LLC.

SIG acts as a common payment agent for the Company and various affiliates for all direct and indirect operating expenses. The Company pays a monthly management fee for the indirect costs based on allocations determined at SIG's discretion. Included in receivables from affiliates is a prepaid management fee of $10,659 relating to these indirect operating costs.

Susquehanna Business Development Inc. performs marketing services for the Company. The payable to the affiliates for these services is $13 as of December 31, 2007.

The Company has a licensing agreement with Waves Licensing, LLC. The agreement allows the Company to utilize Waves Licensing, LLC's intellectual property and research and development, of which Waves Licensing, LLC is the exclusive owner. As consideration for the license, the Company pays an annual licensing fee equal to 9.5% of the Company's net trading profits, if any, as defined in the licensing agreement. Included in payable to affiliates are licensing fees payable to Waves Licensing, LLC amounting to $6,786.

Because of its short-term nature, the fair value of the payable to affiliates approximates its carrying amount.

(dollars in thousands)

Included in other assets is a nonvoting interest in a clearing broker through which the Company clears its proprietary transactions.
The Company and various other entities operate under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new business activities and/or trade new products. Therefore, the financial position and operating results presented herein may not necessarily be indicative of those which would be obtained had these entities operated autonomously.

6. DERIVATIVE FINANCIAL INSTRUMENTS:

The Company's activities include the purchase and sale of a variety of derivative financial instruments such as options, warrants and futures. These derivatives are used for trading purposes and for managing risk associated with the portfolio of investments. All positions are reported in the accompanying statement of financial condition at market value.

Risks arise in futures contracts from potential counterparty nonperformance and from changes in the market values of the underlying instruments. Credit risk associated with these contracts is limited to amounts recorded as assets in the statement of financial condition. These financial instruments may give rise to off-balance-sheet market risk. Most futures contracts are traded on national exchanges thereby limiting the exposure to credit risk.

Stock options and warrants give the buyer the right to purchase or sell securities at a specific price until a specified expiration date. Such transactions may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. Most of the stock options and warrants are traded on national exchanges, thereby limiting the exposure to credit risk. The writing of options involves elements of market risk in excess of the amount recognized in the statement of financial condition.

7. NET CAPITAL REQUIREMENT:

The Company is a registered broker-dealer with the FINRA and is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. The Company computes its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital, as defined, of the greater of $250 or an amount determinable based on the market price and number of securities in which the Company is a market-maker, not to exceed $1,000. Net capital changes from day to day, but as of December 31, 2007, the Company had net capital of $188,390, which exceeded its requirement of $1,000 by $187,390.

8. SUBSEQUENT EVENTS:

Subsequent to December 31, 2007, a Partner made capital withdrawals of $70,000.

Susquehanna Capital Group

Independent Auditor's Supplementary Report on Internal Control

December 31, 2007

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Supplementary Report on Internal Control

To the Partners of
Susquehanna Capital Group

In planning and performing our audit of the financial statements of Susquehanna Capital Group (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.
On October 3, 2007, certain partners of Goldstein Golub Kessler LLP
became partners of McGladrey & Pullen, LLP

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and any other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
February 27, 2008

END